FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

INTERSHOP REVENUE EXPECTATIONS 1st QUARTER 2003

INTERSHOP Communications Aktiengesellschaft

(Name of Registrant)

INTERSHOP Communications Stock Corporation
(Translation of registrant’s Name into English)

Intershop Tower
07740 Jena
Federal Republic of Germany
(011) 49-3641-50-0
(Address and Telephone Number of registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X]	Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes [ ]	No [X]

If “Yes”is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Intershop Announces Revenue Expectations For the First Quarter of 2003

Jena, Germany, April 2, 2003 –Intershop Communications AG (Nasdaq: ISHP; Prime Standard: ISH1), the market leader in Unified Commerce Management, today announced revenue expectations for the first quarter of 2003, ended March 31, 2003.

Intershop expects first quarter 2003 revenue will be approximately Euro 6 million to 7 million, down from Euro 12.0 million in the previous quarter. Although the Company had expected a decline in first quarter 2003 total revenue, the significant shortfall in license revenue was larger than internally expected.

The Company expects to incur a first quarter 2003 EBITDA (earnings before interest, taxes, depreciation and amortization) loss of approximately Euro 6 million to 7 million.

Stephan Schambach, Intershop Chief Executive Officer commented, “Due to the highly uncertain global economic environment combined with ongoing weakness in information technology (IT) spending, the number of deals closed during the first quarter of 2003 did not meet our expectations. As many prospective first quarter customers have deferred IT spending, we expect that a significant number of these deals could materialize in subsequent months. In the interim, we continued to implement measures to reduce costs in the first quarter of 2003 as announced on January 21, 2003.”

Intershop will report full financial results for the first quarter of 2003 on April 30, 2003.

Investor Relations and Press:

Klaus F. Gruendel
T: +49-40-23709-128
F: +49-40-23709-116

k.gruendel@intershop.com

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About Intershop Communications

Intershop Communications (Nasdaq: ISHP; Prime Standard: ISH1) is the market leader in Unified Commerce Management, which creates strategic differentiation for companies by integrating e-commerce processes across the extended enterprise. Intershop Enfinity, based on the best practices of Unified Commerce Management, enables companies to manage multiple business units from a single commerce platform, optimize their business relationships, improve business efficiencies and cut costs to increase profit margins. By streamlining business processes, companies can achieve a higher return on investment at a lower total cost of ownership, increasing the lifetime value of customers and partners. Intershop has more than 300 enterprise customers worldwide in a broad range of industries, including multichannel retail and high technology. Customers including Hewlett-Packard, Bosch, BMW, TRW, Bertelsmann, Otto and Homebase have selected Intershop's Enfinity as the cornerstone of their global e-commerce strategies. More information about Intershop can be found on the Web at http://www.intershop.com.

This news release contains forward-looking statements regarding future events or the future financial and operational performance of Intershop. Actual events or performance may differ materially from those contained or implied in such forward-looking statements. Risks and uncertainties that could lead to such difference could include, among other things: Intershop's limited operating history, the unpredictability of future revenues and expenses and potential fluctuations in revenues and operating results, consumer trends, the level of competition, seasonality, risks related to electronic security, possible governmental regulation, and general economic conditions. Additional information regarding factors that potentially could affect Intershop's business, financial condition and operating results is included in Intershop's filings with the Securities and Exchange Commission, including the Company's Form 20-F dated May 9, 2002.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERSHOP Communications Aktiengesellschaft

Date: April 14, 2003	By: /s/ Stephan Schambach
Stephan Schambach
Chief Executive Officer
(Vorstandsvorsitzender)